October 3, 2012

H. Roger Schwall

Jennifer O’Brien

Ethan Horowitz

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 26, 2012

Comment Letter Dated September 21, 2012

File No. 001-15006

Dear Mr. Schwall, Ms. O’Brien and Mr. Horowitz:

I refer to your letter to Mr. Zhou Mingchun, dated September 21, 2012, relating to PetroChina Company Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission on April 26, 2012.

We are in the process of collecting the relevant information in order to prepare accurate and complete answers to the issues raised. Therefore, we respectfully request an extension of the deadline to December 5, 2012 to respond to your letter.

Should you have any additional questions or require additional information, please do not hesitate to contact me, or Mr. Mao Zefeng (maozf@petrochina.com.cn; telephone: +86.10.5998.6262; Fax: +86.10.6209.9556), or our attorneys, Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099) and Chris Chen (email: chris.chen@shearman.com; telephone: +86.10.5922.8031; fax: +86.10.6563.6000).

Very truly yours,

/s/ LI Hualin
Name:	LI Hualin
Title:	Company Secretary